Exhibit (a)(1)(I)

Affiliates of Apollo Global Management and Great Wolf Resorts Announce Agreement to Extend Previously Announced Tender Offer for All Outstanding Common Stock of Great Wolf Resorts and Previously Announced Change of Control Offer for all Outstanding 10.875% First Mortgage Notes through April 20

NEW YORK, NY—(BUSINESS WIRE)— April 5, 2012 — K-9 Acquisition, Inc. (the “Offeror”), an affiliate of Apollo Global Management (NYSE: APO) (“Apollo”), and Great Wolf Resorts, Inc. (NASDAQ: WOLF) (“Great Wolf”), announced today that they have extended the previously announced cash tender offer for all outstanding Great Wolf shares (the “Offer”) for a period of 10 business days.

The Offeror is extending the expiration of the Offer until 9:00 a.m., New York City time, on April 20, 2012, unless further extended or earlier terminated. The Depositary has informed the Offeror that, as of 5:00 p.m. on Wednesday, April 4, 2012, 1,390,192 shares of common stock have been validly tendered and not validly withdrawn.

Except as set forth herein, the complete terms and conditions of the Offer remain the same as set forth in the Offer to Purchase dated March 13, 2012, and the related letters of transmittal.

The Offeror will amend its Tender Offer Statement filed with the Securities and Exchange Commission (the “SEC”) to reflect this extension.

In addition, K-9 Investors, L.P. (the “Holding Partnership”), an affiliate of Apollo, announced today that it has extended the previously announced change of control offer (the “Change of Control Offer”) for all of the outstanding 10.875% First Mortgage Notes due 2017 (the “Notes”) so that the Change of Control Offer will expire simultaneously with the Offer.

The Change of Control Offer was previously scheduled to expire at 9:00 a.m., New York City time, on April 13, 2012. The Holding Partnership is extending the expiration of the Change of Control Offer until 9:00 a.m., New York City time, on April 20, 2012, unless further extended or earlier terminated. Accordingly, the tender deadline under the Change of Control Offer is extended to 5:00 p.m., New York City time, on April 17, 2012 and the withdrawal deadline under the Change of Control Offer is extended to 5:00 p.m., New York City time, on April 18, 2012. The Tender Agent under the Change of Control Offer has informed the Holding Partnership that, as of 5:00 p.m. on Wednesday, April 4, 2012, no Notes have been properly tendered in the Change of Control Offer.

Except as set forth herein, the complete terms and conditions of the Change of Control Offer remain the same as set forth in the Change of Control Notice and Offer to Purchase dated March 13, 2012, and the related letter of transmittal.

Copies of the documents related to the Offer may be obtained from MacKenzie Partners, Inc. at (212) 929-5500 (collect) or (800) 322-2885 (toll free). Any persons with questions regarding the Offer should contact MacKenzie Partners at the above numbers or the dealer manager, UBS Investment Bank, at (212) 821-6071 (collect) or (855) 565-0223 (toll free). Copies of the documents related to the Change of Control Offer may be obtained from, and any questions regarding the Change of Control Offer may be addressed to, D.F. King & Co., Inc. at (800) 859-8511 (toll free).

About Apollo Global Management

Apollo (NYSE: APO) is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, London, Frankfurt, Luxembourg, Singapore, Mumbai and Hong Kong. Apollo had assets under management of more than $75 billion as of December 31, 2011, in private equity, credit-oriented capital markets and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, please visit http://www.agm.com.

About Great Wolf Resorts, Inc.

Great Wolf Resorts, Inc.® (NASDAQ: WOLF), Madison, Wis., is North America’s largest family of indoor waterpark resorts, and, through its subsidiaries and affiliates, owns and operates its family resorts under the Great Wolf Lodge® brand. Great Wolf Resorts is a fully integrated resort company with Great Wolf Lodge locations in: Wisconsin Dells, Wis.; Sandusky, Ohio; Traverse City, Mich.; Kansas City, Kan.; Williamsburg, Va.; the Pocono Mountains, Pa.; Niagara Falls, Ontario; Mason, Ohio; Grapevine, Texas; Grand Mound, Wash.; and Concord, N.C. Great Wolf’s consolidated subsidiary, Creative Kingdoms, LLC, is a developer and operator of technology-based, interactive quest adventure experiences such as MagiQuest®. Additional information may be found on Great Wolf’s website at http://www.greatwolf.com.

Forward-Looking Statements

Statements herein regarding the Offer, the proposed transaction among Apollo and Great Wolf and the Change of Control Offer constitute “forward-looking statements” as defined in the federal securities laws. Forward-looking statements may be identified by words such as “believe,” “expects,” “anticipates,” “projects,” “intends,” “should,” “estimates” or similar expressions. Such statements are based upon current beliefs, expectations and assumptions and are subject to significant risks and uncertainties. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements. Apollo and Great Wolf believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to Apollo and Great Wolf or persons acting on Apollo’s or Great Wolf’s behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and Apollo and Great Wolf undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use Great Wolf’s historical performance to anticipate results or future period trends.

Additional factors that may affect future results are contained in Great Wolf’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2011, which are available at the SEC’s Web site http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof is hereby disclaimed unless required by law.

IMPORTANT NOTICE: This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares, Notes or other securities nor a solicitation of tenders with respect to the Offer or the Change of Control Offer. The Offer and the Change of Control Offer described herein will not be made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer or solicitation under applicable state or foreign securities or “blue sky” laws.

For More Information

Apollo Global Management, LLC	Great Wolf Resorts, Inc.

Investors:	Investors:
Gary M. Stein, 212-822-0467 Head of Corporate Communications	ICR, Inc. for Great Wolf Resorts, Inc.
gstein@apollolp.com or Patrick Parmentier, CPA, 212-822-0472	Brad Cohen, 203-682-8211 Brad.Cohen@icrinc.com
Investor Relations Manager
pparmentier@apollolp.com	Media:
ICR, Inc. for Great Wolf Resorts, Inc.
Media:
Rubenstein Associates, Inc. for Apollo Global Management, LLC	Michael Fox, 203-682-8218
Charles Zehren, 212-843-8590 czehren@rubenstein.com	Michael.Fox@icrinc.com